EXHIBIT 99.1

For Immediate Release	Date: April 12, 2017
17-17-TR

Teck’s 2016 Sustainability Report Investors’ Conference Call
May 8, 2017

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it will be publishing its 2016 Sustainability Report, Every Day, on Thursday, April 27, 2017.

The company will hold a conference call to discuss the Sustainability Report at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Monday, May 8, 2017. The conference call dial-in is 416.340.2216 or toll free 866.225.0198, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

To listen to a post-call recording of the call, dial 905.694.9451 or toll free 800.408.3053 and enter access number 2531477 when prompted. The recording will be available from 2:00 p.m. Pacific time May 8, 2017 to 11:59 p.m. Pacific time June 7, 2017.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com